Our Company Securities

The company has authorized Common Stock, Series Seed Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 69,110 of Common Stock.

Common Stock
The amount of security authorized is 1,020,202 with a total of 898,700 outstanding.

Voting Rights
One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights
The total amount outstanding includes 38,074 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 89,512 shares to be issued pursuant to stock options issued.

For further information on the rights and privileges of the securities sold in this offering, please see the Company's Third Restated Certificate of Incorporation, attached to the Offering Memorandum as Exhibit F.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

General. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

Liquidation and Dissolution. holders of Common Stock are junior in priority to holders of Preferred Stock.

Series Seed Preferred Stock

The amount of security authorized is 200,000 with a total of 200,000 outstanding.

Voting Rights
One vote per share.

Material Rights
There are no material rights associated with Series Seed Preferred Stock.

Series Seed-2 Preferred Stock
The amount of security authorized is 20,202 with a total of 20,202 outstanding.

Voting Rights
One vote per share

Material Rights
There are no material rights associated with Series Seed-2 Preferred Stock.

Corporate Actions

No